Exhibit 99.3

POWER OF ATTORNEY

EXTRAORDINARY GENERAL MEETING

AFFIMED N.V.

October 10, 2024

(FOR LEGAL ENTITY)

[insert full name], a legal entity organized and existing under the laws of [insert country], with its seat in [insert name city], having its offices in [insert address] (the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of an authorized person)

☐	each of Michael Wolf and Susanne Spieler, both retained by the Company (as defined below)

(each a “Company Attorney”),

(the “Attorney”), to represent the Grantor, as shareholder of Affimed N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, with address at Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany, registered with the Trade Register of the Chamber of Commerce under file number 60673389 (the “Company”) at the Extraordinary General Meeting of Shareholders of the Company to be held on October 10, 2024, at 13:00 hrs. (CET), which meeting will be held at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands (the “EGM”), and (i) to exercise in the name of the Grantor at the EGM any and all voting rights attached to the shares in the capital of the Company which were held by the Grantor at the record date of the EGM (September 12, 2024) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the EGM unless stated otherwise below:

Agenda item 2	Appointment of Mr. Shawn Leland as managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 3	Approval of an addendum to the Remuneration Policy for the Management Board in respect of Mr. Shawn Leland

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Company Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by the Company to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________________, 2024.

Please fax or email a copy to:

Affimed N.V.

Attn. Susanne Spieler

faxnumber: +49 6215 6003 649

email: s.spieler@affimed.com

Please mail the original power of attorney to:

Affimed N.V.

Attn. Susanne Spieler

Gottlieb-Daimler Straße 2, 68165

Mannheim, Germany

POWER OF ATTORNEY

EXTRAORDINARY GENERAL MEETING

AFFIMED N.V.

October 10, 2024

(FOR NATURAL PERSON)

[insert full name], having its address at [insert address + country] (the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of an authorized person)

☒	each of Michael Wolf and Susanne Spieler, both retained by the Company (as defined below)

(each a “Company Attorney”),

(the “Attorney”), to represent the Grantor, as shareholder of Affimed N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, with address at Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany, registered with the Trade Register of the Chamber of Commerce under file number 60673389 (the “Company”) at the Extraordinary General Meeting of Shareholders of the Company to be held on October 10, 2024, at 13:00 hrs. (CET), which meeting will be held at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands (the “EGM”), and (i) to exercise in the name of the Grantor at the EGM any and all voting rights attached to the shares in the capital of the Company which were held by the Grantor at the record date of the EGM (September 12, 2024) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the EGM unless stated otherwise below:

Agenda item 2	Appointment of Mr. Shawn Leland as managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 3	Approval of an addendum to the Remuneration Policy for the Management Board in respect of Mr. Shawn Leland

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Company Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by the Company to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________________, 2024.

Please fax or email a copy to:

Affimed N.V.

Attn. Susanne Spieler

faxnumber: +49 6215 6003 649

email: s.spieler@affimed.com

Please mail the original power of attorney to:

Affimed N.V.

Attn. Susanne Spieler

Gottlieb-Daimler Straße 2, 68165

Mannheim, Germany